Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05013087

21 November 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 0 5 2005
WASH. D.C. 185 SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
DEC 0 8 2005
THOMSON
FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Joint Venture Approves Maari Oil Field Development

Cue is pleased to announce that the Maari Joint Venture has approved the development plan for the Maari oil field.

The Maari field is located in the offshore Taranaki basin of New Zealand.

OMV New Zealand, the Operator for the development, has announced;

"The Maari field was discovered in 1983 and is located in 100m water depth, some 80 kilometers off the South Taranaki cost.

Total development costs are estimated to be some 360 million US dollars. First oil is target for March/April 2008. The field plateau production rate is aimed at 35,000 barrels of oil per day (bbl/d). Current studies estimated the P50 field reserves to be about 50 million barrels with a field life in excess of 10 years.

An application for a Petroleum Mining Permit has been submitted to the Ministry of Economic Development. The grant of the permit is anticipated soon. All the major work scopes have been tendered and tender evaluation is nearing completion. The development contracts are expected to be awarded within the next few weeks. The development work scope comprises a not-normally manned wellhead platform, a Floating Production Storage and off-loading for processing and storing the crude oil, 5 production and 3 water injection wells. All wells will be drilled from a common seabed location with the wellheads located on the fixed wellhead platform for easy access for routine and unplanned well interventions during the field's life. The platform will have spare slots for future platform wells and will provide the facility to tie back any satellite fields."

Cue Comment

The development of the Maari oil field will significantly increase Cue's oil production by an expected 1,750 barrels of oil per day and will complement Cue's existing oil production from the SE Gobe oil field in Papua New Guinea and its anticipated oil production from the Oyong oil and gas field in Indonesia, where oil production is expected to begin in early 2006 and gas production in early 2007.

The interests in Maari field (PEP38413) are;

OMV New Zealand Ltd: 69% (Operator)
Todd Petroleum Mining Company Ltd: (16%)
Horizon Oil International Ltd: 10%
Cue Taranaki Pty Ltd: 5%
(a wholly owned subsidiary of Cue Energy Resources Limited)

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21 November 2005

Development Scheme, Maari Field



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

OMV